SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first paragraph of the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: August 1st, 2013

Press Release

For Immediate Release

OTI Appoints Shlomi Eytan as Chief Sales and Marketing Officer

Rosh Pina, Israel - August 1, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless transactions and near-field communication, has appointed Shlomi Eytan to the new position of chief sales and marketing officer.

Eytan will apply his more than 15 years of experience managing global sales organizations to accelerate the global sales of OTI’s contactless and near-field communication products. This will involve overseeing the company’s entire sales and marketing activities, as well as developing channel relationships in local markets around the globe.

“As we continue to execute on OTI’s new strategic plan of growing our core business and systematically monetizing our IP assets, we recognize that bringing on a highly qualified and dynamic sales and marketing executive is a key element to the success of this plan,” said Ofer Tziperman, CEO of OTI. “With Shlomi’s many years of hands-on experience managing global sales teams, he is the perfect fit as our new head of global sales and marketing. We are confident that his extensive track record of entrepreneurial success will help drive sales and establish new strategic partnerships.”

Eytan commented: “OTI’s proprietary technology and solutions present a tremendous opportunity to change the way global companies do business. I’m looking forward to leading the new international sales and marketing initiatives, and confident we are well positioned to gain further adoption across a broad range of industries.”

Prior to joining OTI, Eytan was vice president of sales for NICE Systems, a publically-traded multi-million dollar software company, focused on the Middle East and Africa, as well as Eastern Europe markets. Eytan was instrumental in exceeding NICE System’s sales goals for the EMEA region.

Eytan earned a Masters of Business Administration, with an emphasis in Information Systems, and Bachelor of Business Administration in Management Information Systems from the College of Management School in Israel.

About On Track Innovations
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, national electronic ID systems, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com